02051768

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of July, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

MAD CATZ INTERACTIVE, INC.

PROXY

SOLICITED BY MANAGEMENT OF THE CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 7, 2002

The undersigned shareholder of Mad Catz Interactive, Inc. (the "Corporation") hereby appoints Morris Perlis, President and Chief Executive Officer of the Corporation, or, failing him, Geofrey Myers, Secretary of the Corporation, or instead of either of the foregoing, ______________________ as proxy of the undersigned with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned at the above-noted annual and special meeting of shareholders of the Corporation and any adjournment thereof (the "Meeting") to the same extent and with the same powers as if the undersigned was present at the Meeting, and the person named is specifically directed to vote as indicated herein. The undersigned hereby undertakes to ratify and confirm all the said proxy may do by virtue hereof, and hereby revokes any proxy previously given in respect of the Meeting. Without limiting the general authorization and power hereby given, all of the common shares registered in the name of the undersigned are to be voted as follows:

1. VOTE FOR ☐ OR WITHHOLD FROM VOTING ON ☐ (or if no specification is made, **vote for**) the election of the directors referenced in the accompanying Management Proxy Circular;

2. VOTE FOR ☐ OR WITHHOLD FROM VOTING ON ☐ (or if no specification is made, **vote for**) the appointment of KPMG LLP as the auditor of the Corporation and authorizing the directors to fix the auditor's remuneration;

3. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, **vote for**) the approval of the special resolution set forth in Schedule "A" to the Management Proxy Circular authorizing an amendment to the articles of the Corporation to permit shareholders' meetings to be held in San Diego, California;

4. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, **vote for**) the approval of the resolution set forth in Schedule "B" to the Management Proxy Circular confirming By-law No. 2 of the Corporation;

5. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, **vote for**) the approval of the resolution set forth in Schedule "C" to the Management Proxy Circular authorizing the Corporation to issue or make issuable up to 52,000,000 common shares of the Corporation by way of one or more private placements; and

6. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, **vote for**) the approval of the resolution set forth in Schedule "D" to the Management Proxy Circular authorizing an amendment to extend the term of the Corporation's Shareholder Rights Plan.

DATED the ______ day of ____________ 2002.

____
Signature of Shareholder
(Please sign exactly as your name appears on your share certificate)

NOTES:

1. **If no choice is specified, the proxy will be VOTED FOR items 1, 2, 3, 4, 5 and 6.**

2. Shareholders are entitled to vote at the Meeting either in person or by proxy. A proxy must be dated and signed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Signature should agree with the name on this proxy. If the proxy is not dated in the above space, it will be deemed to bear the date on which it was mailed by the Corporation.

3. **Each shareholder has the right to appoint a person to represent the shareholder at the Meeting other than the persons specified above.** Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

4. This proxy confers authority for the above-named persons to vote in their discretion with respect to amendments or variations to the matters identified in the notice of meeting which accompanied this proxy and with respect to other matters which may properly come before the Meeting.

MAD CATZ INTERACTIVE, INC.
141 ADELAIDE STREET WEST, SUITE 400
TORONTO, ONTARIO
M5H 3L5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Mad Catz Interactive, Inc. (the "Corporation") will be held at the offices of Lang Michener, Suite 2500, BCE Place, 181 Bay Street, Toronto, Ontario, on Wednesday, August 7 2002 at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the financial year ended March 31, 2002 and the auditor's report thereon;

2. to elect five directors;

3. to appoint the auditor of the Corporation and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve (with or without variation) a special resolution in the form set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, authorizing an amendment to the articles of the Corporation to permit meetings of shareholders of the Corporation to be held in the City of San Diego, California;

5. to consider and, if deemed appropriate, to approve (with or without variation) a resolution in the form set forth in Schedule "B" to the accompanying Management Proxy Circular and incorporated herein by reference, confirming By-law No. 2, which replaces General By-law No. 1 of the Corporation;

6. to consider and, if deemed appropriate, to approve (with or without variation) a resolution in the form set forth in Schedule "C" to the accompanying Management Proxy Circular and incorporated herein by reference, authorizing the issuance by the Corporation of up to 52,000,000 additional common shares by way of one or more private placements during the period of one year following shareholder approval;

7. to consider and, if deemed appropriate, to approve (with or without variation) a resolution in the form set forth in Schedule "D" to the accompanying Management Proxy Circular and incorporated herein by reference, to amend the terms the Corporation's Shareholder Rights Plan to extend the term thereof until the close of business on the date of the annual meeting of shareholders of the Corporation to be held in 2005; and

8. to transact such further or other business as may properly come before the Meeting or any adjournment(s) thereof.

A Management Proxy Circular and form of proxy accompany this Notice of Meeting. Registered shareholders who are unable to attend the Meeting are requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted and to sign, date and return the proxy in accordance with the instructions set out in the proxy and the Management Proxy Circular.

If you are a non-registered shareholder and receive these materials through your securities dealer or another intermediary, please complete and return these materials in accordance with the instructions provided to you by your securities dealer or intermediary.

DATED at Toronto, Ontario, Canada, this 13th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Morris Perlis
President and Chief Executive Officer

MAD CATZ INTERACTIVE, INC.
141 ADELAIDE STREET WEST, SUITE 400
TORONTO, ONTARIO
M5H 3L5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Mad Catz Interactive, Inc. (the "Corporation") will be held at the offices of Lang Michener, Suite 2500, BCE Place, 181 Bay Street, Toronto, Ontario, on Wednesday, August 7 2002 at 11:00 a.m. (Toronto time) for the following purposes:

1. to receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the financial year ended March 31, 2002 and the auditor's report thereon;

2. to elect five directors;

3. to appoint the auditor of the Corporation and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve (with or without variation) a special resolution in the form set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, authorizing an amendment to the articles of the Corporation to permit meetings of shareholders of the Corporation to be held in the City of San Diego, California;

5. to consider and, if deemed appropriate, to approve (with or without variation) a resolution in the form set forth in Schedule "B" to the accompanying Management Proxy Circular and incorporated herein by reference, confirming By-law No. 2, which replaces General By-law No. 1 of the Corporation;

6. to consider and, if deemed appropriate, to approve (with or without variation) a resolution in the form set forth in Schedule "C" to the accompanying Management Proxy Circular and incorporated herein by reference, authorizing the issuance by the Corporation of up to 52,000,000 additional common shares by way of one or more private placements during the period of one year following shareholder approval;

7. to consider and, if deemed appropriate, to approve (with or without variation) a resolution in the form set forth in Schedule "D" to the accompanying Management Proxy Circular and incorporated herein by reference, to amend the terms the Corporation's Shareholder Rights Plan to extend the term thereof until the close of business on the date of the annual meeting of shareholders of the Corporation to be held in 2005; and

8. to transact such further or other business as may properly come before the Meeting or any adjournment(s) thereof.

A Management Proxy Circular and form of proxy accompany this Notice of Meeting. Registered shareholders who are unable to attend the Meeting are requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted and to sign, date and return the proxy in accordance with the instructions set out in the proxy and the Management Proxy Circular.

If you are a non-registered shareholder and receive these materials through your securities dealer or another intermediary, please complete and return these materials in accordance with the instructions provided to you by your securities dealer or intermediary.

DATED at Toronto, Ontario, Canada, this 13th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Morris Perlis
President and Chief Executive Officer

MAD CATZ INTERACTIVE, INC.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 7, 2002

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with solicitation of proxies by the management of Mad Catz Interactive, Inc. (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the offices of Lang Michener, Suite 2500, BCE Place, 181 Bay Street, Toronto, Ontario at 11:00 a.m. (Toronto time) on Wednesday, August 7, 2002 and at any adjournment thereof for the purposes set out in the accompanying Notice of Meeting. Shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date and return the accompanying form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1 in time for use at the Meeting. An addressed envelope, with the postage prepaid, accompanies this Management Proxy Circular and may be used for such purpose. The solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by advertisement, by telephone, by facsimile, through the Corporation's transfer agent, Computershare Trust Company of Canada, or in person. The Corporation will, upon request, reimburse broker-dealers, banks, custodians, nominees and other fiduciaries for their reasonable expenses incurred in forwarding proxy material to beneficial owners of the Corporation's shares. The cost of solicitation will be borne by the Corporation. Unless otherwise indicated, the information contained herein is given as of June 13, 2002.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are officers of the Corporation and shall represent management at the Meeting. **A shareholder has the right to appoint some other person to represent the shareholder at the Meeting.** A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy and in either case by delivering, at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof, the completed form of proxy addressed to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, or to the Chairman or the Secretary of the Meeting at the beginning of the Meeting or any adjournment(s) thereof, or in any other manner permitted by law.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

The common shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder executing the proxy on any ballot which may be called for and if such shareholder specifies a choice with respect to any matter to be acted on at the Meeting, the common shares will be voted accordingly. **In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the appointment of KPMG LLP as the auditor of the Corporation and to authorize the directors to fix the remuneration of the auditor; (iii) for the special resolution to amend the Corporation's articles to permit shareholders' meetings to be held in the City of San**

Diego, California; (iv) for the confirmation of By-law No. 2; (v) for the resolution authorizing the issuance by the Corporation of up to 52,000,000 common shares by way of private placements during the period ending one year following the date of shareholder approval; and (vi) for the amendment to the Corporation's Shareholder Rights Plan to extend the term thereof until the close of business on the date of the Corporation's annual meeting of shareholders to be held in 2005; all as more particularly described in this Management Proxy Circular.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters specifically identified in the accompanying Notice of the Meeting. If, however, amendments, variations or other matters properly come before the Meeting or any adjournment thereof, the persons named in the accompanying form of proxy will vote thereon in accordance with their best judgment pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class A Preferred shares and an unlimited number of Class B Preferred shares. As at June 13, 2002, the Corporation had 52,909,548, common shares and no Class A Preferred shares or Class B Preferred shares issued and outstanding.

Common Shares

Each common share of the Corporation entitles the holder to one vote at meetings of the shareholders of the Corporation and, subject to the prior rights of holders of Class A Preferred shares and Class B Preferred shares, to receive any dividends declared by the Board of Directors of the Corporation and the remaining property of the Corporation upon liquidation, dissolution or winding up.

Class A Preferred Shares

The Class A Preferred shares do not entitle the holder thereof to vote at meetings of the shareholders of the Corporation except when dividends are in arrears. However, holders of Class A Preferred shares have a priority over the Class B Preferred shares and common shares of the Corporation with respect to the right to receive the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation and the right to receive dividends. The Class A Preferred shares are issuable in series in such number and having such designation, rights, privileges, conditions and restrictions as fixed by the Board of Directors from time to time.

Class B Preferred Shares

The Class B Preferred shares entitle the holder thereof to vote at meetings of the shareholders of the Corporation as well as to receive dividends. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets among shareholders for the purpose of winding up its affairs, holders are entitled to receive $0.01 per Class B Preferred share before any distribution to the holders of common shares and thereafter, the holders of Class B Preferred shares and common shares are entitled to share *pro rata* and *pari passu*. The Class B Preferred shares are convertible into common shares of the Corporation, on a share for share basis, and redeemable in accordance with the formula provided in the articles of the Corporation.

Each common shareholder is entitled to one vote at the Meeting for each common share shown as registered in such shareholder's name on the list of shareholders which is available for inspection during normal business hours at the offices of Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario and at the Meeting. The Board of Directors of the Corporation has fixed the close of business on July 3, 2002 as the record date (the "Record Date") for shareholders entitled to receive notice of the Meeting and such shareholders of record will be entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation as at the date hereof except, Mr. Patrick S. Brigham, the Chairman of the Corporation, who beneficially owns or exercises control or direction over 8,367,595 common shares, representing 15.8% of the number of common shares outstanding.

At the Corporation's annual and special meeting held on June 20, 2000, the shareholders of the Corporation ratified the adoption by the Board of Directors of a shareholder rights plan. Reference should be had to "Particulars of Matters To Be Acted Upon – Amendment to Shareholder Rights Plan".

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to many shareholders of the Corporation as a substantial number of shareholders do not hold their common shares in their own name.

Shareholders who hold common shares of the Corporation through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation at the close of business on the Record Date may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker or other intermediary, then in almost all cases the name of such Beneficial Shareholder **will not** appear on the share register of the Corporation. Such common shares will most likely be registered in the name of the broker or intermediary or an agent of the broker or intermediary. In Canada, the vast majority of such common shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depositary for Securities Limited, which acts as a nominee for many brokerage firms. Such common shares can only be voted by brokers, intermediaries, trustees or other nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, intermediary, trustee or other nominee with this Management Proxy Circular and ensure they communicate how they would like their common shares voted in accordance with those instructions.**

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, intermediary or nominee is limited to instructing the registered holder of the relevant common shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of common shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote common shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.**

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of their broker, intermediary or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote common shares in that capacity. As a result, Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, intermediary or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of all compensation earned for the three most recently completed financial years by those persons who served as the Corporation's Chief Executive Officer at any time during the most recently completed fiscal year and the two other most highly compensated executive officers of the Corporation for the fiscal year ended March 31, 2002 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary (Cdn$ except where indicated)**	**Bonus (Cdn$)**	**Other Annual Compensation (Cdn$)[4]**	**Securities Under Options Granted**	**All Other Compensation (Cdn$)**
Morris Perlis President and Chief Executive Officer[1]	2002	$635,156	-	$13,300[7]	710,000	
Peter M. Kozicz President and Chief Executive Officer[2]	2002 2001 2000	$25,000 $273,077 $200,000	- - -	$251,000[5] - -	- 75,000 -	$275,000[6] - -
Darren Richardson Executive Vice-President	2002 2001 2000	US$181,500 US$150,000 $127,506	- - $20,000	- - -	150,000 50,000 30,000	- - -
Andrew C. Schmidt Chief Financial Officer[3]	2002 2001	US$152,500 US$ 45,000	- -	- -	165,000 -	- -

Notes:

(1) Morris Perlis became President and Chief Executive Officer of the Corporation on May 1, 2001. In April 2001, Morris Perlis was a consultant to the Corporation and was paid consulting fees of $29,600 during this period.

(2) Peter M. Kozicz ceased to be President and Chief Executive Officer of the Corporation effective May 1, 2001.

(3) Andrew Schmidt became Chief Financial Officer of the Corporation effective December 1, 2000.

(4) Except as noted, the value of perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officers.

(5) Represents the difference between the market value of common shares issued on exercise of stock options on the date of exercise and on the date of grant .

(6) Represents severance payment equal to one year's salary. $275,000 was paid out in fiscal 2002 with $25,000 remaining to be paid in fiscal 2003.

(7) Represents payments of Directors' fees.

Stock Options

The Corporation has an incentive stock option plan (the "Option Plan") the terms of which, together with particulars of options granted to and exercised by Named Executive Officers during the financial year ended March 31, 2002, are described below.

Options to purchase common shares may be granted under the Option Plan to directors, officers, employees or other personnel of the Corporation or any of its subsidiaries, as determined by the Board of Directors, at a price to be fixed by the Board of Directors, subject to limitations imposed by any stock exchange on which the common shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the Board of Directors. An option not exercised prior to the date that is five years from the date of grant of such option shall automatically expire and may expire on such earlier date or dates as may be determined by the Board of Directors (the "Option Expiry Date"). Any common shares not purchased by the Option Expiry Date may thereafter be reallocated in accordance with the provisions of the Option Plan. Options are non-assignable and non-transferable by the optionholder and are exercisable during the optionholder's lifetime only by the optionholder. The Board of Directors may make such arrangements as it deems advisable for the exercise of an option by an optionholder who has ceased to be a director, officer or employee of the Corporation or any of its subsidiaries, or by the estate or heirs of the optionholder, subject to any limitations imposed by any stock exchange on which the common shares of the Corporation are listed for trading or any regulatory authority having jurisdiction in such matters. The aggregate number of the Corporation's common shares reserved for issuance to any one individual under the Option Plan and any other share compensation arrangement of the Corporation may not exceed 5% of the number of common shares issued and outstanding. The Corporation does not provide any financial assistance with respect to purchases of shares under the Option Plan. The number of common shares subject to options granted to Insiders (as defined in the *Securities Act* (Ontario)) are restricted in accordance with the requirements of the Toronto Stock Exchange (the "Exchange").

Details of options granted to and exercised by Named Executive Officers during the financial year ended March 31, 2002 are shown in the two tables set out below.

Options Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Morris Perlis	500,000 10,000 200,000	26.8 0.5 10.7	1.37 2.60 0.70	1.33 2.21 0.70	January 25, 2007 November 6, 2006 April 30, 2006
Peter M. Kozicz	Nil	-	-	-	-
Darren Richardson	150,000	8.0	0.91	0.84	July 17, 2006
Andrew C. Schmidt	50,000 115,000	2.7 6.2	1.35 0.91	1.35 0.84	February 22, 2007 July 17, 2006

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year-End(2) ($) Exercisable/ Unexercisable
Morris Perlis	-	-	460,000 exercisable 250,000 unexercisable	273,500 exercisable 77,500 unexercisable
Peter M. Kozicz	150,000	251,000	- exercisable 25,000 unexercisable	- exercisable - unexercisable
Darren Richardson	-	-	188,333 exercisable 116,667 unexercisable	94,000 exercisable 77,000 unexercisable
Andrew C. Schmidt	-	-	55,000 exercisable 110,000 unexercisable	35,016 exercisable 70,034 unexercisable

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Corporation's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of unexercised options is calculated as the difference between the market price of the Corporation's common shares on March 28, 2002 ($1.68) and the option exercise price, multiplied by the number of common shares under option.

Employment Contracts with Named Executive Officers

Effective May 1, 2001, Peter Kozicz resigned as the President and Chief Executive Officer of the Corporation. Pursuant to the terms of his severance arrangement, Mr. Kozicz was entitled to receive his salary and benefits for one year following termination. Stock options which had vested on or before May 1, 2002 continue to be exercisable until July 30, 2002.

The services of Morris Perlis are provided to the Corporation pursuant to the terms of a consulting agreement dated February 26, 2001 between the Corporation and Morris Perlis & Associates Inc. Under the terms of this agreement, which may be terminated by the Corporation on three months prior notice, the Corporation pays a monthly fee of $50,000 (plus GST).

Mad Catz, Inc., a wholly-owned subsidiary of the Corporation and Darren Richardson entered into an agreement dated May 18, 2000, pursuant to which Mr. Richardson agreed to serve as Mad Catz, Inc.'s President and Chief Operating Officer. The agreement provides for a three-year term and thereafter automatically renews for successive one year periods unless prior notice of termination is given by either party. If, during the term of the agreement, there is a termination of employment either without cause or in certain other specified circumstances, Mr. Richardson will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in Mad Catz, Inc. or the Corporation.

Mad Catz, Inc. and Andrew Schmidt entered into an agreement dated July 1,2001, pursuant to which Mr. Schmidt agreed to serve as Mad Catz, Inc.'s Chief Financial Officer. The agreement provides for a three-year term and thereafter automatically renews for successive one year periods unless prior notice of termination is given by either party. If, during the term of the agreement, there is a termination of employment either without cause or in certain other specified circumstances, Mr. Schmidt will be entitled to receive one year's salary. These specified circumstances include where there has occurred a change of control in Mad Catz, Inc. or the Corporation.

Effective November 20, 2000, Lou Nagy resigned as the Chief Financial Officer of the Corporation. Pursuant to the terms of his severance arrangements, Mr. Nagy continued to receive his salary until May 31, 2001.

Report of the Compensation Committee

Matters relating to compensation are the responsibility of the Corporation's Compensation Committee. This committee of the Board of Directors of the Corporation presently consists of Cary L. McWhinnie (Chairman), Patrick S. Brigham and J. Brendan Ryan.

The Compensation Committee sets the salary of the President and Chief Executive Officer, subject to the terms of any employment agreement. The Chief Executive Officer recommends the salaries of other senior executive officers for approval by the Compensation Committee. The Compensation Committee establishes incentive policies for the Corporation and oversees the Option Plan. The Compensation Committee is charged with monitoring and recommending new employment agreements for officers and with the appointment and dismissal of officers.

The Compensation Committee bases its recommendations on current markets and the desire to attract and retain high quality executive officers. Compensation, including bonuses and stock options, is awarded for significant contributions to increased shareholder value. In setting policy, the Compensation Committee relies upon the recommendations of relevant officers of the Corporation but may from time to time make reference to other comparable corporate situations and the advice of independent consultants. The Compensation Committee from time to time reviews the Corporation's compensation policies to ensure that these policies remain appropriate. No bonuses were paid to any Named Executive Officers during the financial year ended March 31, 2002.

Submitted by the Committee
Cary L. McWhinnie, Chairman
Patrick S. Brigham
J. Brendan Ryan

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation for the period from March 31, 1997 to March 31, 2002 with the cumulative total return of the Toronto Stock Exchange 300 Total Return Index for the same period.(1)


Performance Graph
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002
March 31
Mad Catz Value
TSE 300 Total Return Value

	1997	1998(2)	1999	2000	2001	2002
Mad Catz Common Shares	$2.11	$0.70	$2.50	$2.90	$0.74	$1.68
Mad Catz Value	100	33.2	118.5	137.4	35.1	79.6
TSE 300 Total Return Index	11,961.20	15,706.32	13,937.91	20,277.29	16,503.59	17,308.41
TSE 300 Total Return Value	100	131.3	116.5	169.5	138.0	144.7

Notes:

(1) Assumes $100 invested in the Corporation's common shares on March 31, 1997 and in the Toronto Stock Exchange 300 Total Return Index, which assumes dividend reinvestment.

(2) The financial year end for the Corporation was changed from May 31 to March 31 pursuant to the resolution of the Board of Directors of the Corporation, dated October 27, 1998.

Compensation of Directors

During the financial year ended March 31, 2002 the directors of the Corporation who were not salaried employees of the Corporation were each paid:

(a) an annual retainer of $5,000;

(b) a fee of $1,500 for each regularly scheduled quarterly Board of Directors' meeting attended;

(c) a fee of $300 for each Board of Directors' meeting held by teleconference;

(d) a fee of $2,500 for acting as the Chairman of a committee;

(e) a fee of $500 for attendance as a committee member at regularly scheduled committee meeting; and

(f) a fee of $300 for each committee meeting held by teleconference.

Directors' and Officers' Liability Insurance

The Corporation has purchased a policy of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or officers of the Corporation. The approximate amount of the premium paid in respect of this policy for the financial year ended March 31, 2002 was $US 65,000-. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policy is $10,000,000-in respect of any one occurrence. The policy provides for a per occurrence deductible of $25,000, which is reimbursable by the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended March 31, 2002, no director or officer was indebted to the Corporation or any of its subsidiaries.-

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The TSE requires that each listed company disclose on an annual basis its approach to Corporate Governance.

Mandate of the Board

The Board supervises the management of the business and affairs of the Corporation and acts with a view to the best interests of the Corporation and to enhance shareholder value. The Board manages its own affairs, subject to the Articles and by-laws of the Corporation, regarding selecting a Chairman, nominating candidates for election to the Board, appointing committees and determining the compensation of directors.

Adoption of a Strategic Planning Process

The Board has the responsibility to appoint or replace the Chief Executive Officer, monitor the performance of the Chief Executive Officer and determine the compensation of the Chief Executive Officer. The Board is responsible for providing advice and counsel to the Chief Executive Officer in the execution of his duties. The Board also has responsibility to approve the appointment and remuneration of senior corporate officers and senior management, acting on the advice of the Chief Executive Officer and for ensuring that adequate provisions have been made for management succession. The Board also has the responsibility for monitoring the progress toward corporate goals and, in light of the changing circumstances, approving alternative plans.

Compliance with Policies and Procedures

The Board is responsible for approving all significant operating policies and procedures of the Corporation and establishes processes to determine that the Corporation is operating within the approved policies and applicable laws and regulations. The policies are intended to ensure the integrity of the Corporation's internal control and management information systems and that the principal risks of the business are identified and that appropriate strategies are in place to manage these risks.

Reporting to the Shareholders

The Board has the responsibility to ensure that the financial performance of the Corporation is adequately reported to shareholders and regulators on a timely and regular basis and that financial reports are made in accordance with generally accepted accounting principles. Further, the Board is responsible for ensuring that any other material information which has a significant impact on the value of the Corporation is communicated in a timely fashion. This communications strategy, which includes responding to inquiries from shareholders and the investment community, is coordinated out of the Chief Executive Officer's office to achieve consistency in the dissemination of corporate information. As well, information meetings are held with shareholders and the investment community as required. A minimum of four meetings of the Board are scheduled to be held in the financial year ending March 31, 2003. The frequency of meetings and nature of agenda items are appropriate to the state of the Corporation's affairs.

Composition of the Board

Until Mr. Kingsborough's resignation as a director in November, 2001, the Board was comprised of six directors. Currently, the Board consists of five directors, of whom four are considered unrelated directors; that is, independent of management and free from any other interest or business or other relationships which could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Corporation, other than interests and relationships arising from shareholdings. Patrick S. Brigham, Cary McWhinnie, J. Brendan Ryan and Donald Lenz are unrelated directors and Morris Perlis, the President and Chief Executive Officer of the Corporation, is a "related director".

The Corporation does not have a "significant shareholder" within the TSE guidelines; that is, a shareholder with the ability to exercise a majority of the votes for the election of directors, nor do the directors and officers collectively own a majority of the shares of the Corporation. The directors feel that the membership on the Board of the four unrelated directors fairly reflects the investment in the Corporation by shareholders. The Board has an audit committee which consists of three members, all of whom are unrelated directors.

Independence from Management

Patrick Brigham is the Chair of the Board of Directors and Morris Perlis is the Chief Executive Officer of the Corporation.

Audit Committee Mandate

The Audit Committee reviews the audited annual financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the Corporation's auditor and management, and reviews with management the risks inherent in the Corporation's business and related risk management programs. This committee also reviews with the Corporation's auditor and management the adequacy of the internal accounting control procedures and systems. The Audit Committee members have direct access to the independent auditor. The Corporation does not have an internal audit department nor does it feel that one is currently required. The Audit Committee consists of Donald Lenz (Chairman), Cary McWhinnie and Patrick Brigham. This committee meets at least quarterly.

Compensation Committee Mandate

The Compensation Committee reviews the compensation paid to the Corporation's officers and senior management. During the financial year ended March 31, 2002, the Compensation Committee was comprised of Cary McWhinnie (Chairman), Patrick Brigham and J. Brendan Ryan, all of whom are unrelated directors.

Director Training

In addition to extensive discussions with the Chairman of the Board with respect to the business and operations of the Corporation, all directors receive a record of the historical public information of the Corporation together with the prior minutes of the Board. Senior management is also available to answer any specific questions or to provide additional information as requested.

Decisions requiring prior Board Approval

In addition to matters which by law must be approved by the Board of Directors, management must seek Board approval for those transactions that would materially affect the financial position of the Corporation including the agreement to form strategic alliances, the annual business and financial plan and the capital spending plan. As well, any changes to senior management must first be approved by the Board.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors of the Corporation shall consist of a minimum of three directors and a maximum of 12 directors. The Board of Directors of the Corporation currently consists of five members. The Board of Directors of the Corporation has fixed the number of directors to be elected at the Meeting at five. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the five nominees whose names are set forth below. All of the nominees are now members of the Board of Directors of the Corporation and have been since the dates indicated.

Management does not contemplate that any of the nominees will be unable to serve as directors but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected unless prior thereto he resigns or his office becomes vacant by reason of death or other cause.

Name and Office with the Corporation	Director Since	Principal Occupation	Shares of the Corporation Beneficially Owned or Controlled Directly or Indirectly[(1)]
PATRICK S. BRIGHAM[(3)(4)] Chairman	October, 1998	President, Hartay Enterprises Inc. (investment company)	8,367,595
DONALD LENZ[(3)]	January, 2000	Managing Director, Brompton Securities Ltd. (investment banking)	10,400
CARY L. MCWHINNIE[(3)(4)]	October, 1998	Businessman	485,092
MORRIS PERLIS President and Chief Executive Officer	April, 2000	President and Chief Executive Officer of the Corporation	200,000
J. BRENDAN RYAN[(2)(4)]	September, 2001	Chief Executive Officer, Foote, Cone & Belding Worldwide, Inc. (advertising)	Nil

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised by each nominee, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. See also "Voting Shares and Principal Holders Thereof".

(2) For the past five years, Mr. Ryan has been Chairman and Chief Executive Officer of Foote, Cone & Belding Worldwide, Inc.

(3) Presently a member of the Corporation's Audit Committee.

(4) Presently a member of the Corporation's Compensation Committee.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation, to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditor. KPMG LLP has been the auditor of the Corporation and its predecessors for seven years.

AMENDMENT OF ARTICLES

The Meeting has been called, in part, to consider and, if thought appropriate, to approve a special resolution, in the form set forth in Schedule "A" hereto, to amend the articles of the Corporation to permit the Corporation, if the Board of Directors so elects, to hold meetings of the Corporation's shareholders in the City of San Diego, California.

The Corporation's operations are conducted from San Diego, California. By permitting shareholders' meetings to be held in San Diego, this will provide members of management and the Corporation's employees with a greater opportunity to attend meetings of shareholders.

The special resolution authorizing the amendment to the articles of the Corporation requires the approval of a majority of not less than two-thirds of the total votes cast in respect thereof. Unless a choice is otherwise specified, it is intended that common shares represented by proxies hereby solicited will be voted in favour of the special resolution set out in Schedule "A" hereto.

Assuming that the special resolution is passed by the requisite majority described in the preceding paragraph, the special resolution grants the Board of Directors the discretion to revoke it prior to a certificate of amendment being issued. It is intended that if the special resolution is approved by the requisite majority, articles of amendment in the prescribed form, subject to such discretion of the Board of Directors, will as soon as possible thereafter be filed with the Director under the *Canada Business Corporations Act* and such amendment will become effective upon the issuance by the Director of a certificate of amendment.

CONFIRMATION OF BY-LAW NO. 2

On April 25, 2002, the Board of Directors of the Corporation enacted By-law No. 2 as the general by-law of the Corporation. By-law No. 2 replaces the Corporation's previous general by-law, General By-law No. 1.

In November 2001, a number of amendments to the *Canada Business Corporations Act* (the "Act") were enacted. By-law No. 2 was adopted by the Board of Directors to reflect the changes made to the Act. While much of By-law No. 2 remains unchanged from its predecessor, a few important revisions were made so as to ensure that the Corporation's by-laws remain consistent with the amended Act. By-law No. 2 recognizes that it is the Board's obligation to manage or to supervise the management of the business and affairs of the Corporation. In accordance with the amendments made to the Act, the requirement that a majority of the directors be Canadian residents and also that a majority of the directors present at any Board of Directors' meeting be Canadian residents, has been revised to provide that not less than 25% of the members of the Board, as well as those Board members present at any meeting of the Board, be Canadian residents. Committees of the Board will no longer require that a majority of their members be Canadian residents, thereby maximizing the Board's flexibility in appointing members who will be the most qualified to perform the duties and obligations of any particular committee, without regard to country of residency. By-law No. 2 also incorporates the changes necessary to permit the holding of directors' meetings and shareholders' meetings by such electronic methods as video conferencing and webcasting, the delivery of notices by electronic means and the lodging and tabulation of proxies by telephonic and electronic means of communication, in each case as the Act may permit and the Board of Directors may determine. By-law No.2 also reflects the changes made to the Act in respect of fixing record dates for voting at meetings of shareholders. The requirement that officers and directors of the Corporation disclose potentially conflicting interests to the Board has been broadened to include interests in material transactions and proposed material transactions with the Corporation, in addition to the continuing requirement of disclosure in respect of material contracts and proposed material contracts with the Corporation in which a director or officer may have an interest. By-law No. 2 will, in accordance with the amendments to the Act, permit the Corporation to indemnify individuals who act, at the Corporation's request, as directors or officers or in a similar capacity in corporations or other legal entities and the Corporation will be permitted to purchase directors' and officers' liability insurance without restriction. The Corporation may also advance funds to those persons so indemnified in respect of costs and expenses of litigation incurred, subject to repayment to the Corporation in the circumstances mandated by the Act. By-law No. 2 will also permit the Corporation, should it desire to do so in the future, to change the address of its registered office to anywhere within the Province of Ontario without having to incur the time and expense of convening and holding a special meeting of shareholders to approve such a change.

A copy of By-law No. 2 may be obtained without charge by contacting the offices of the Corporation.

The resolution confirming By-law No. 2 is set out in Schedule "B" hereto and requires the approval of a majority of the total votes cast in respect thereof. Unless a choice is otherwise specified, it is intended that proxies will be voted in favour of the resolution confirming the adoption of By-law No. 2. In the event that such approval is not forthcoming, By-law No. 2 will cease to be effective as of the date of the Meeting.

FUTURE PRIVATE PLACEMENTS

The Meeting has also been called to consider and, if thought appropriate, to approve a resolution in the form set forth in Schedule "C" hereto, authorizing the Corporation, from time to time during the period ending one year following the date of shareholder approval, to issue or make issuable up to 52,000,000 common shares of the Corporation by way of one or more private placements., representing approximately 98% of the number of common shares currently issued and outstanding.

From time to time, the Corporation investigates opportunities to raise financing on advantageous terms, including by means of private placement transactions. The Corporation may undertake one or more financings over the next year and anticipates that one or more of such financings may be structured as private placements. Under the rules of the Toronto Stock Exchange (the "Exchange"), the aggregate number of common shares issued or made subject to issuance (that is, common shares which are issuable upon the exercise of warrants or options or upon the conversion of convertible securities) pursuant to private placement transactions during any six-month period must not exceed 25% of the number of common shares outstanding (on a non-diluted basis) prior to giving effect to such transactions, unless shareholder approval is obtained (the "25% Rule").

The Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the threshold established by the 25% Rule, provided that such private placements are completed within 12 months of the date on which such advance shareholder approval is given. The approval of shareholders at the Meeting is being sought in order to provide the Board of Directors of the Corporation with the flexibility to pursue financing opportunities as they arise and to avoid the expense of calling and holding special meetings of shareholders to consider specific proposed issuances of securities by way of private placement.

Any private placement completed by the Corporation pursuant to this authorization will be with parties dealing substantially at arm's length with the Corporation and will not materially affect control of the Corporation. Such securities will be issued at such prices and upon such terms and conditions as the Board of Directors may from time to time deem advisable and will be subject to the prior approval of the Exchange. The price per common share of the Corporation to be issued will not be lower than the closing market price of the common shares of the Corporation on the Exchange on the trading day prior to the date on which notice of the proposed private placement is provided to the Exchange (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

For this purpose, a private placement of convertible securities is deemed to be a private placement of the underlying common shares at an issue price equal to the lowest possible price at which the securities are convertible into common shares by the holders thereof. The Exchange retains discretion to determine whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case, shareholder approval specific to the transaction may be required.

The proposed shareholders' resolution is annexed as Schedule "C" hereto. Approval of this resolution requires the affirmative vote of a majority of the total votes cast in respect thereof at the Meeting. Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted for the approval of the resolution annexed as Schedule "C" hereto. In the event that such approval is not given, the Corporation may be required to obtain shareholder approval in the future in order to complete a private placement or alternatively, certain private placements may not proceed.

AMENDMENT TO SHAREHOLDER RIGHTS PLAN

The Corporation adopted a shareholder rights plan (the "Rights Plan") as of May 26, 2000 and the Rights Plan was confirmed by shareholders on June 20, 2000.

Under the Rights Plan, a right to purchase one common share of the Corporation (a "Right") was issued for each outstanding common share of the Corporation as at May 26, 2000. In addition, a Right will be issued for each common share issued subsequent to May 26, 2000 and prior to the time of separation (the "Separation Time") of the Rights. Prior to the Separation Time, Rights will be evidenced by the corresponding common share certificate and will trade only with the corresponding common shares. The Rights will separate from the common shares and become exercisable eight trading days following an announcement that a person has acquired ownership of 20% or more of the Corporation's common shares (and thereby become an "Acquiring Person") or has commenced a take-over bid for the Corporation's common shares, other than, in each case, pursuant to a "Permitted Bid", a "Competing Permitted Bid" or other transaction approved by the Board of Directors of the Corporation. Upon a person becoming an Acquiring Person (other than by means of a "Permitted Bid", a "Competing Permitted Bid" or other approved transaction), then holders of Rights, other than the Acquiring Person and certain persons connected to the Acquiring Person, may exercise the Right to purchase common shares of the Corporation at a 50% discount to the then prevailing market price for the common shares, with the number of common shares purchasable per Right being equal to the number obtained by multiplying the exercise price of the Rights ($50) by 2 and dividing the product so obtained by the then prevailing market price.

Under the Rights Plan, a "Permitted Bid" is a take-over bid made by means of a take-over bid circular to all shareholders, which bid must be open for acceptance for a minimum of 60 days, be accepted by holders of not less than 50% of the outstanding common shares, excluding common shares owned by the offeror and certain related parties and which if so accepted, must be extended for a further 10 business days to allow other shareholders to tender to the bid. A "Competing Permitted Bid" is a take-over bid made while a Permitted Bid is ongoing and which satisfies all of the Rights Plan's criteria for a Permitted Bid, except that a Competing Permitted Bid need only be open for acceptance until the later of the 60th day after the earliest Permitted Bid then in existence was commenced and 21 days after the Competing Permitted Bid was made. The foregoing is a summary of the Rights Plan and is qualified in its entirety by the Rights Plan set forth in the Shareholder Rights Plan Agreement made as of May 26, 2000 between the Corporation and Montreal Trust Company of Canada, a copy of which is available from the Corporation upon request.

The Rights Plan is designed to give the Corporation's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Corporation's Board of Directors time to consider alternatives designed to allow the Corporation's shareholders to receive full and fair value for their common shares. Additionally, the Rights Plan is designed to provide shareholders of the Corporation with equal treatment in a take-over bid. The desire to ensure that the Corporation is able to address unsolicited take-over bids for its common shares stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Under the terms of the Rights Plan, the Rights Plan and the Rights issued thereunder will expire at the close of business on the date of the Meeting. Management of the Corporation is of the view that the reasons which supported the initial adoption of the Rights Plan continue to apply and that the purposes of the Rights Plan continue to be valid. Accordingly, the approval of shareholders is being requested to permit an amendment to be made to the Rights Plan to extend the term of the Plan to the close of business on the date of the Corporation's annual meeting of shareholders in 2005.

The resolution to amend the Rights Plan is set out in Schedule "D" hereto and requires the approval of a majority of the total votes cast in respect thereof by "Independent Shareholders" as such is defined under the Rights Plan. To the knowledge of management, all of the holders of common shares of the Corporation currently qualify as "Independent Shareholders" under the terms of the Rights Plan. Unless a choice is otherwise specified, it is intended that proxies will be voted in favour of the resolution approving the amendment to the Rights Plan. In the event that such approval is not forthcoming, the Rights Plan will cease to be effective as of the close of business on the date of the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction during the financial year ended March 31, 2002 or in any proposed transaction in which any director or senior officer of the Corporation, any proposed management nominee for election as a director, any insider of the Corporation or any associate or affiliate of any of the foregoing, has or had a material interest.

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

The Corporation will review shareholder proposals intended to be included in proxy material for the 2003 Annual Meeting of Shareholders which are received by the Corporation at its offices at 141 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 3L5 Attention: President and Chief Executive Officer, by no later than March 15, 2003.

GENERAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Toronto, Ontario, Canada, this 13th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Morris Perlis
President and Chief Executive Officer

Schedule "A"
Special Resolution to Amend Articles

RESOLVED as a special resolution that:

1. the articles of the Corporation are hereby amended to add to Section 7 of the articles the following:

   "4. Meetings of shareholders of the Corporation may be held at such place within the City of San Diego, California as the Board of Directors of the Corporation may from time to time determine.";

2. the Corporation is hereby authorized to apply for a certificate of amendment under the *Canada Business Corporations Act* amending its articles as set forth above and any one director or officer of the Corporation is hereby authorized to execute and deliver for and on behalf of the Corporation all such documents and instruments, including articles of amendment, and to do such other acts and things as may be considered necessary or desirable to give effect to the foregoing; and

3. notwithstanding the foregoing, the Board of Directors of the Corporation may, without further approval of the shareholders of the Corporation, revoke this special resolution at any time before the certificate of amendment becomes effective, provided that the Board of Directors is of the view that such revocation is in the best interests of the Corporation.

Schedule "B"
Confirmation of By-Law No. 2

RESOLVED THAT By-Law No. 2, being a by-law relating generally to the conduct of the affairs of the Corporation, is hereby confirmed as a by-law of the Corporation.

Schedule "C"
Approval of Future Private Placements

RESOLVED THAT the Corporation be hereby authorized from time to time during the period of one year following the date hereof, to issue or make issuable up to 52,000,000 common shares of the Corporation by way of one or more private placements, with such shares to be issued or made issuable at such prices and upon such terms and conditions as the Board of Directors of the Corporation may from time to time deem advisable.

Schedule "D"
Amendment of Shareholder Rights Plan

RESOLVED THAT:

1. the amendment of the Shareholder Rights Plan Agreement dated as of the 26th day of May 2000 made between the Corporation and Montreal Trust Company of Canada (the "Rights Plan") to delete from subsection 1.1(x) of the Rights Plan "in 2002" and inserting, in substitution therefor, "in 2005", such that subsection 1.1(x) of the Rights Plan will then provide as follows:

   "(x) "Expiration Time" means the earlier of: (i) the Termination Time, and (ii) the close of business on the date of the Corporation's annual meeting of Shareholders in 2005."

   is hereby authorized and approved; and

2. any one director or officer of the Corporation is hereby authorized to execute and deliver for and on behalf of the Corporation all such documents and instruments and to do such other acts and things as may be considered necessary or desirable to give effect to the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: August 13, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.